# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, Michigan (MI), 49546
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059320

## Reporting persons
- Annie Gainey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 502,841; shared voting power 0; sole dispositive power 502,841; shared dispositive power 2,042,921; aggregate amount beneficially owned 2,545,762 (7.4% of the class)
- Carl Oosterhouse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,540,080; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,540,080 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast Grand Rapids, MI, 49546

## Item 2. Person Filing
Name of person filing:
(1) Annie Gainey
(2) Carl Oosterhouse
Address of principal business office or, if none, residence:
(1) 9688 Lipari Court, Naples, FL 34113
(2) 2355 Birnam Woods Dr. NE, Grand Rapids, MI 49505
Citizenship:
(1) United States
(2) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) 2,545,762 * +
(2) 1,540,080 +

* This amount includes 502,841 shares of common stock held in the name of Harvey N. Gainey, of which Mrs. Gainey is the surviving spouse and holds voting and investment power with respect to the shares held by Harvey N. Gainey.

+ These amounts include shares that are directly owned as follows: (a) 533,330 shares held by the Carl Oosterhouse TR Annie E Gainey Marital Trust, (b) 500,000 shares held by the Carl Oosterhouse TR UA 12/30/2020 Annie E Gainey Eight Year Trust, (c) 343,750 shares held by the Carl Oosterhouse TR UA 12/30/2020 Harvey N Gainey Twelve Year Trust, and (d) 163,000 shares held by the Carl Oosterhouse TR UA 12/27/2019 Harvey Newton Gainey Irrevocable Trust.
Percent of class:
(1) 7.4
(2) 4.5
Sole power to vote or to direct the vote:
(1) 502,841
(2) 0
Shared power to vote or to direct the vote:
(1) 0
(2) 1,540,080
Sole power to dispose or to direct the disposition:
(1) 502,841
(2) 0
Shared power to dispose or to direct the disposition:
(1) 2,042,921
(2) 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Annie Gainey: /s/ Annie Gainey, Annie Gainey (05/14/2025)
- Carl Oosterhouse: /s/ Carl Oosterhouse, Carl Oosterhouse (05/14/2025)